UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    March 2013

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date:	March 28, 2013	By:	/s/ Bassem A. Shakeel
Bassem A.Shakeel,
Vice-President and Secretary

EXHIBITS

Exhibit 22.1	Notice of Annual Meeting of Shareholders of the Registrant to be held on May10, 2013 in Toronto, Ontario, Canada, dated March 28, 2013, and Management Information Circular/Proxy Statement

Exhibit 22.2	Forms of Proxy for Common Shares

Exhibit 22.3	Letter to Shareholders dated March 28, 2013

Exhibit 99.1

Annual Report to Shareholders of the Registrant including, on pages 1 to 34 inclusive, Management’s Discussion and Analysis of Results of Operations and Financial Position and, on pages 35 to 76 inclusive, the audited consolidated financial statements of the Registrant for the year ended December 31, 2012.